# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: TripAdvisor, Inc., CIK 0001526520
CUSIP: 896945201
Title of class of securities: Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 400 1ST AVENUE, NEEDHAM, Massachusetts (MA), 02494
Date of event which requires filing of this statement: 03/22/2026
Amends the filing with accession number 0001193805-25-000968
Filed by CIK 0001517137
Persons authorized to receive notices and communications: JEFFREY C. SMITH, STARBOARD VALUE LP, 777 Third Avenue, 18th Floor, New York, New York (NY), 10017, 212-845-7977; ANDREW FREEDMAN, ESQ., OLSHAN FROME WOLOSKY LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300; MEAGAN REDA, ESQ., OLSHAN FROME WOLOSKY LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300

## Reporting persons
- Starboard Value LP (CIK 0001517137): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 10,774,996; shared voting power 0; sole dispositive power 10,774,996; shared dispositive power 0; aggregate amount beneficially owned 10,774,996 (9.4% of the class)
- STARBOARD VALUE & OPPORTUNITY MASTER FUND LTD (CIK 0001373638): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); source of funds: working capital (WC); sole voting power 5,799,775; shared voting power 0; sole dispositive power 5,799,775; shared dispositive power 0; aggregate amount beneficially owned 5,799,775 (5.1% of the class)
- STARBOARD VALUE & OPPORTUNITY S LLC (CIK 0001519812): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 805,253; shared voting power 0; sole dispositive power 805,253; shared dispositive power 0; aggregate amount beneficially owned 805,253 (0.7% of the class)
- Starboard Value & Opportunity Master Fund L LP (CIK 0001767736): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: working capital (WC); sole voting power 316,321; shared voting power 0; sole dispositive power 316,321; shared dispositive power 0; aggregate amount beneficially owned 316,321 (0.3% of the class)
- Starboard Value L LP (CIK 0001767773): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 316,321; shared voting power 0; sole dispositive power 316,321; shared dispositive power 0; aggregate amount beneficially owned 316,321 (0.3% of the class)
- Starboard Value R GP LLC (CIK 0001575979): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 316,321; shared voting power 0; sole dispositive power 316,321; shared dispositive power 0; aggregate amount beneficially owned 316,321 (0.3% of the class)
- Starboard X Master Fund Ltd (CIK 0001833016): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); source of funds: working capital (WC); sole voting power 2,116,298; shared voting power 0; sole dispositive power 2,116,298; shared dispositive power 0; aggregate amount beneficially owned 2,116,298 (1.8% of the class)
- Starboard Value GP LLC (CIK 0001517138): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 10,774,996; shared voting power 0; sole dispositive power 10,774,996; shared dispositive power 0; aggregate amount beneficially owned 10,774,996 (9.4% of the class)
- Starboard Principal Co LP (CIK 0001517139): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 10,774,996; shared voting power 0; sole dispositive power 10,774,996; shared dispositive power 0; aggregate amount beneficially owned 10,774,996 (9.4% of the class)
- Starboard Principal Co GP LLC (CIK 0001517140): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 10,774,996; shared voting power 0; sole dispositive power 10,774,996; shared dispositive power 0; aggregate amount beneficially owned 10,774,996 (9.4% of the class)
- Smith Jeffrey C (CIK 0001362697): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 10,774,996; sole dispositive power 0; shared dispositive power 10,774,996; aggregate amount beneficially owned 10,774,996 (9.4% of the class)
- Feld Peter A (CIK 0001410600): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 10,774,996; sole dispositive power 0; shared dispositive power 10,774,996; aggregate amount beneficially owned 10,774,996 (9.4% of the class)
- Cates Andrew F. (CIK 0001465849): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 9,951; shared voting power 0; sole dispositive power 9,951; shared dispositive power 0; aggregate amount beneficially owned 9,951 (0.001% of the class)
- Fonseca Dhiren R. (CIK 0001468327): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF), other (OO); sole voting power 15,676.5; shared voting power 0; sole dispositive power 15,676.5; shared dispositive power 0; aggregate amount beneficially owned 15,676.5 (0.01% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.001 par value per share
Name of issuer: TripAdvisor, Inc.
Address of issuer's principal executive offices: 400 1ST AVENUE, NEEDHAM, Massachusetts (MA), 02494
Comment: The following constitutes Amendment No. 3 to the Schedule 13D filed by the undersigned ("Amendment No. 3"). This Amendment No. 3 amends the Schedule 13D as specifically set forth herein. Unless otherwise defined herein, all capitalized terms used herein shall have the meanings given to them in the Schedule 13D.

## Item 2. Identity and Background
Name of person filing:
Item 2(a) is hereby amended to add the following:

In connection with the entry into the Agreement, as defined and described in Item 4 below, Andrew F. Cates and Dhiren R. Fonseca are no longer members of the Schedule 13(d) group and shall cease to be Reporting Persons immediately after the filing of this Amendment No. 3. The remaining Reporting Persons will continue filing statements on Schedule 13D as a group with respect to their beneficial ownership of securities of the Issuer to the extent required by applicable law. Each of the remaining Reporting Persons is party to the Joint Filing Agreement defined and described in Item 6 below.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended to add the following:

On March 22, 2026, Starboard Value LP and certain of its affiliates (collectively, "Starboard") entered into an agreement with the Issuer (the "Agreement") regarding the composition of the Issuer's Board of Directors (the "Board") and certain other matters. The following description of the Agreement is qualified in its entirety by reference to the Agreement, which is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

Pursuant to the terms of the Agreement, the Issuer agreed to (i) increase the size of the Board from eight (8) to ten (10) directors and appoint each of Andrew F. Cates and Dhiren R. Fonseca (each a "New Independent Appointee" and together, the "New Independent Appointees") as a director of the Issuer with a term expiring at the Issuer's 2026 annual meeting of stockholders (the "2026 Annual Meeting") and (ii) include each New Independent Appointee in the Issuer's slate of recommended nominees standing for election at the 2026 Annual Meeting and recommend, support and solicit proxies for the election of each New Independent Appointee at the 2026 Annual Meeting in the same manner as for the Issuer's other nominees at the 2026 Annual Meeting. The Agreement also provides Starboard with the right, between the date of the Agreement and April 10, 2026, to recommend two additional persons (the "Additional Designees" and together with the New Independent Appointees, the "New Directors") for inclusion in the Issuer's slate of recommended nominees for election at the 2026 Annual Meeting, consisting of an individual who is (A) independent of Starboard and who meets certain director criteria, and (B) either from a list of the Starboard representatives set forth on Exhibit A to the Agreement, or another individual that satisfies certain director criteria, who can be either a Starboard representative or independent of Starboard, in each case, subject to the applicable procedural and approval requirements set forth in the Agreement.

Pursuant to the terms of the Agreement, the Issuer also agreed to, among other things, (i) nominate only ten (10) individuals for election to the Board at the 2026 Annual Meeting, including the New Directors, and that two (2) incumbent members of the Board will not stand for re-election at the 2026 Annual Meeting, (ii) not increase the size of the Board to more than ten (10) directors during the Standstill Period (as defined below) without the prior written consent of Starboard, (iii) use its reasonable best efforts to hold the 2026 Annual Meeting no later than June 30, 2026, (iv) appoint Mr. Cates to either the Compensation Committee of the Board or the Nominating and Corporate Governance Committee of the Board and Mr. Fonseca to the other of such two committees, (v) ensure, subject to Nasdaq rules and applicable law, that each New Director serves on at least one (1) committee of the Board during the Standstill Period, and (vi) adopt certain amendments to the Issuer's Bylaws permitting stockholders to act by written consent and call a special meeting of stockholders.

The Agreement also provides that if any New Director ceases to be a director at any time prior to the expiration of the Standstill Period, and at such time Starboard beneficially owns in the aggregate at least the lesser of 3.0% of the Issuer's then-outstanding Shares and 3,442,656 Shares (such lesser amount, the "Minimum Ownership Threshold"), Starboard shall have the right to recommend a replacement candidate who meets certain criteria for appointment to the Board, subject to the terms and procedures set forth in the Agreement.

Pursuant to the terms of the Agreement, Starboard agreed to, among other things, appear in person or by proxy at the 2026 Annual Meeting and vote all Shares beneficially owned by Starboard (i) in favor of all of the persons nominated by the Issuer for election to the Board, (ii) in favor of the ratification of the appointment of the Issuer's independent registered public accounting firm for the fiscal year ending December 31, 2026, and (iii) in accordance with the Board's recommendation with respect to any other Issuer proposal or stockholder proposal presented at the 2026 Annual Meeting; provided, however, that in the event that Institutional Shareholder Services Inc. ("ISS") or Glass Lewis & Co., LLC ("Glass Lewis") recommends otherwise with respect to any other Issuer proposal or stockholder proposal presented at the 2026 Annual Meeting (other than proposals relating to the nomination, election or removal of directors), Starboard shall be permitted to vote in accordance with the ISS or Glass Lewis recommendation. Starboard further agreed that it will vote (and execute written consents with respect to) all Shares beneficially owned by it in accordance with the Board's recommendation on any proposal relating to the appointment, election or removal of directors at any special meeting of the Issuer's stockholders or in connection with any action by written consent of the Issuer's Stockholders during the Standstill Period. Notwithstanding the foregoing, the Agreement provides that Starboard shall be permitted to vote in its sole discretion on any proposal of the Issuer in respect of certain extraordinary transactions.

Starboard also agreed to certain customary standstill provisions, effective as of the date of the Agreement through the earlier of (x) the date that is fifteen (15) business days prior to the notice deadline under the Issuer's Bylaws for the submission of stockholder nominations for the Issuer's 2027 annual meeting of stockholders (the "2027 Annual Meeting") or (y) the date that is one hundred (100) days prior to the first anniversary of the 2026 Annual Meeting (the "Standstill Period"), prohibiting it from, among other things, (i) soliciting proxies or consents with respect to securities of the Issuer, (ii) forming, joining or participating in a "group" with respect to securities of the Company, subject to certain exceptions, (iii) entering into certain voting agreements or arrangements relating to the Shares, (iv) seeking or submitting or encouraging any person to submit nominees in furtherance of a contested solicitation for the appointment, election or removal of directors; provided, however, that Starboard may take actions to identify director candidates in connection with the 2027 Annual Meeting so long as such actions do not create a public disclosure obligation for Starboard or the Issuer, (v) submitting any proposal for consideration by stockholders of the Issuer at any annual or special meeting of stockholders or through any action by written consent or other referendum of stockholders, publicly commenting on any third-party acquisition proposal prior to such proposal becoming public, or calling or seeking to call a special meeting of stockholders of the Issuer, (vi) seeking, alone or in concert with others, representation on the Board other than as described in the Agreement, or (vii) advising, encouraging, supporting or influencing any person with respect to the voting or disposition of the Shares.

The Issuer and Starboard also made certain customary representations, agreed to mutual non-disparagement provisions, and agreed to issue a mutually agreeable press release announcing certain terms of the Agreement.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended to add the following:

On March 22, 2026, Starboard and the Issuer entered into the Agreement defined and described in Item 4 above and attached as Exhibit 99.1 hereto.

On March 23, 2026, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons who will remain Reporting Persons subsequent to this Amendment No. 3 agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended to add the following exhibits:

99.1 - Agreement by and among Starboard Value and Opportunity Master Fund Ltd, Starboard Value and Opportunity S LLC, Starboard Value and Opportunity Master Fund L LP, Starboard Value L LP, Starboard Value R GP LLC, Starboard X Master Fund Ltd, Starboard Value LP, Starboard Value GP LLC, Starboard Principal Co LP, Starboard Principal Co GP LLC, Jeffrey C. Smith, Peter A. Feld, and Tripadvisor, Inc., dated March 22, 2026.

99.2 - Joint Filing Agreement, by and among Starboard Value and Opportunity Master Fund Ltd, Starboard Value and Opportunity S LLC, Starboard Value and Opportunity Master Fund L LP, Starboard Value L LP, Starboard Value R GP LLC, Starboard X Master Fund Ltd, Starboard Value LP, Starboard Value GP LLC, Starboard Principal Co LP, Starboard Principal Co GP LLC, Jeffrey C. Smith and Peter A. Feld, dated March 23, 2026.

## Signatures
- Starboard Value LP: /s/ Lindsey Cara, Lindsey Cara, Authorized Signatory of Starboard Value GP LLC, its general partner (03/23/2026)
- STARBOARD VALUE & OPPORTUNITY MASTER FUND LTD: /s/ Lindsey Cara, Lindsey Cara, Authorized Signatory of Starboard Value LP, its investment manager (03/23/2026)
- STARBOARD VALUE & OPPORTUNITY S LLC: /s/ Lindsey Cara, Lindsey Cara, Authorized Signatory of Starboard Value LP, its manager (03/23/2026)
- Starboard Value & Opportunity Master Fund L LP: /s/ Lindsey Cara, Lindsey Cara, Authorized Signatory of Starboard Value L LP, its general partner (03/23/2026)
- Starboard Value L LP: /s/ Lindsey Cara, Lindsey Cara, Authorized Signatory of Starboard Value R GP LLC, its general partner (03/23/2026)
- Starboard Value R GP LLC: /s/ Lindsey Cara, Lindsey Cara, Authorized Signatory (03/23/2026)
- Starboard X Master Fund Ltd: /s/ Lindsey Cara, Lindsey Cara, Authorized Signatory of Starboard Value LP, its investment manager (03/23/2026)
- Starboard Value GP LLC: /s/ Lindsey Cara, Lindsey Cara, Authorized Signatory of Starboard Principal Co LP, its member (03/23/2026)
- Starboard Principal Co LP: /s/ Lindsey Cara, Lindsey Cara, Authorized Signatory of Starboard Principal Co GP LLC, its general partner (03/23/2026)
- Starboard Principal Co GP LLC: /s/ Lindsey Cara, Lindsey Cara, Authorized Signatory (03/23/2026)
- Smith Jeffrey C: /s/ Lindsey Cara, Lindsey Cara, Attorney-in-Fact for Jeffrey C. Smith (03/23/2026)
- Feld Peter A: /s/ Lindsey Cara, Lindsey Cara, Attorney-in-Fact for Peter A. Feld (03/23/2026)
- Cates Andrew F.: /s/ Lindsey Cara, Lindsey Cara, Attorney-in-Fact for Andrew F. Cates (03/23/2026)
- Fonseca Dhiren R.: /s/ Lindsey Cara, Lindsey Cara, Attorney-in-Fact for Dhiren R. Fonseca (03/23/2026)